Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-121434 on Form S-8 of our reports dated March 15, 2006, relating to the consolidated financial statements of Great Wolf Resorts, Inc. and subsidiaries and the combined financial statements of Great Lakes Predecessor and management’s report on the effectiveness of internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting and does not express an opinion or any other form of assurance on management’s statement regarding the process taken by management to address the material weakness) appearing in this Annual Report on Form 10-K of Great Wolf Resorts, Inc. for the year ended December 31, 2005.
/s/ Deloitte & Touche LLP
Milwaukee, Wisconsin
March 15, 2006